Exhibit 99.77C

The Annual Meeting of Shareholders of the DTF Tax-Free Income Inc. was held on May 10, 2007 and reconvened on May 31, 2007. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

	Shares Voted For	Shares Withheld
1. To elect four directors to serve until the Annual Meeting in the year indicated below or until their successors are duly elected and qualified:
Philip R. McLoughlin (2010)	6,422,378	200,218
Eileen A. Moran (2010)	6,440,233	182,363
Nathan I. Partain (2010)	6,461,823	160,773
Carl F. Pollard (2008)*	705	588

*

Elected by the holders of the Fund’s preferred stock voting as a separate class.

Directors whose term of office continued beyond this meeting are as follows: Francis E. Jeffries, Nancy Lampton, Geraldine M. McNamara and David J. Vitale.

	Shares Voted For	Shares Voted Against	Shares Abstained
2. To eliminate the fundamental investment policy of concentrating DTF’s investments in the utilities sector of the municipal securities market by investing, in normal market conditions, at least 65% of DTF’s total assets in tax-exempt utility obligations:	4,422,073	103,246	2,097,277

	Shares Voted For	Shares Voted Against	Shares Abstained
3. To adopt a new fundamental investment policy that DTF may not invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in a single industry; provided that, for purposes of this restriction, tax-exempt securities of issuers that are states, municipalities or their political subdivisions are not considered to be the securities of issuers in any single industry:	4,424,731	89,423	2,108,442

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